SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: November 7, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

VIRYANET LTD.

NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING

TO BE HELD ON NOVEMBER 30, 2005, AT 10:00 A.M., EASTERN DAYLIGHT TIME,

AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the “Meeting”) of ViryaNet Ltd. (the “Company”) to be held on November 30, 2005, at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts, for the purposes of considering and acting on the following matters:

(i) To elect the panel of five (5) directors to the Board of Directors of the Company, each director individually to serve until his or her respective successor is elected and qualified, with the exception of Mr. Peter Gyenes who is intended to be re-elected as an external director pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), and if so elected as an external director shall serve for a fixed term of three years. Ms. Ronit Lerner, who was elected as an external director for the purpose of the Companies Law at a previous annual meeting of the Company, will continue to serve her respective three (3) year term (from the date of her election) as an external director of the Company.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2005 fiscal year, and that the Audit Committee of the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To approve the compensation to be paid to non-employee directors of the Company for their service as members of the Board of Directors of the Company and committees thereof and for participation in certain meetings of the Board of Directors and such committees thereof.

(iv) To approve an amendment to the Company’s Articles of Association by increasing the authorized share capital of the Company by 5,000,000 Ordinary Shares NIS 1.0 par value each (“Ordinary Shares”), from 11,000,000 Ordinary Shares to 16,000,000 Ordinary Shares.

(v) To amend the Company’s 1999 Stock Option Plan (the “Plan”) by increasing the number of stock options reserved for issuance under the Plan by 150,000.

(vi) To adopt a new Israeli share option and restricted share plan and a new international share option and restricted share plan for the Company (the “New Plans”) which shall supersede the Plan and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

(vii) Subject to the approval of the resolution set forth in item (vi) above, to issue to the directors of the Company restricted shares of the Company under the New Plans subject to certain restrictions.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope, or, follow the instructions on the face of the proxy card to vote your shares by phone.

Sincerely yours,

Albert A. Gabrielli Chief Financial Officer

VIRYANET LTD.

8 HaMarpe St., Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2005

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. (“ViryaNet” or the “Company”) of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on November 30, 2005, at 10:00 a.m., eastern daylight time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts. The Company’s mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are (972)-2-584-1000 in Israel, and (508) 490-8600 in the United States.

As of October 21, 2005 (the “Record Date”), the Company had 7,290,589 Ordinary Shares, par value New Israeli Shekel 1.0 per share (“Ordinary Shares”) outstanding. Each Ordinary Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

It is proposed that at the Annual General Meeting, the following resolutions be adopted:

(i) To elect the panel of five (5) directors to the Board of Directors of the Company, each director individually to serve until his or her respective successor is elected and qualified, with the exception of Mr. Peter Gyenes who is intended to be re-elected as an external director pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), and if so elected as an external director shall serve for a fixed term of three years. Ms. Ronit Lerner, who was elected as an external director for the purpose of the Companies Law at a previous annual meeting of the Company, will continue to serve her three (3) year term (from the date of her election) as an external director of the Company.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2005 fiscal year, and that the Audit Committee of the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To approve the compensation to be paid to non-employee directors of the Company for their service as members of the Board of Directors of the Company and committees thereof and for participation in certain meetings of the Board of Directors and committees thereof.

(iv) To approve an amendment to the Company’s Articles of Association by increasing the authorized share capital of the Company by 5,000,000 Ordinary Shares NIS 1.0 par value each, from 11,000,000 Ordinary Shares to 16,000,000 Ordinary Shares.

(v) To amend the Company’s 1999 Stock Option Plan (the “Plan”) by increasing the number of stock options reserved for issuance under the Plan by 150,000.

(vi) To adopt a new Israeli shares option and restricted share plan and a new international share option and restricted share plan for the Company (the “New Plans”) which shall supersede the Plan and provide the ability for the Company to grant restricted shares in addition to options under various tax regimes.

(vii) Subject to the approval of the resolution set forth in item (vi) above, to issue to the directors of the Company restricted shares of the Company under the New Plans subject to certain restrictions.

In addition, in the Annual General Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2004, as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, and will answer appropriate questions relating thereto.

At the Annual General Meeting, the Board of Directors will propose for shareholder approval for all other matters being considered at the Meeting. A resolution shall be deemed adopted if approved by a majority of the votes cast at the Meeting in person or by proxy and voting thereon, provided however that the resolution to re-elect Mr. Peter Gyenes as an external director pursuant to the Companies Law shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the “Non-Controlling Shareholders”), represented and voting, approve such resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

The Company’s Annual Report on Form 20-F, containing audited financial statements for the fiscal year ended December 31, 2004 can be found in the Company’s website at the following link: http://www.viryanet.com/investors/sec.htm, or alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about the date hereof. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the

Ordinary Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

ITEM 1

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the five (5) nominees named in the following table for election as directors (each a “Director Nominee” and collectively, the “Director Nominees”). Currently, all such Director Nominees serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. If elected, each of the Director Nominees (other than Mr. Peter Gyenes) shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If elected as an external director, Mr. Peter Gyenes shall hold office for a period of three years following his election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law. Ms. Ronit Lerner, who was previously elected as an external director for the purpose of the Companies Law at previous annual meeting of the Company, will continue to serve her respective three (3) year term (from the date of her election) as an external director of the Company.

In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Nominee Directors, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

The name of each of Director Nominee, his present position with the Company, and the year in which he first became a director of the Company, where applicable, are as follows:

Name of Nominee	Current Position with the Company	Commencement of Directorship
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1988
Vladimir Morgenstern	Director	July 1999
Peter Gyenes	Director	September 2002
Manuel Sanchez Ortega	Director	October 2003
Lior Bregman	Director	November 2003

The background of each Director Nominee is as follows:

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Peter Gyenes has served as one of our directors since September 2002. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes has been Chairman and Chief Executive Officer of Ascential Software Corporation (NASDAQ: ASCL), until its acquisition by IBM in April 2005. Mr. Gyenes was formerly Chief Executive Officer of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential. Prior to Informix’s acquisition of Ardent Software, Inc., he was chairman, president and Chief Executive Officer of Ardent, which he joined in 1996. Before joining Ardent, he was the president and Chief Executive Officer of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. He serves on the boards of Applix Inc. (NASDAQ: APLX), a number of privately held technology companies, and the Massachusetts Technology Leadership Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as the chairman and chief executive officer of Telvent GIT, S.A. (Nasdaq: TLVT), a global information technology company based in Madrid, Spain. From 2000 to 2001, Mr. Sanchez was the general manager of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the general manager for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Masters degree in Business Administration from the IPADE of Mexico.

Lior Bregman has served as a director of ViryaNet since November 2003. Mr. Bregman is currently a private investor focused on identifying new trends and potential beneficiaries mostly in the technology sector as well in other special situations where in-depth analysis could provide an edge. From 1988 to 2001, Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, he served as a research analyst at Hambrecht & Quist. Mr. Bregman also serves as a member of the board of directors for Team Telecom International Ltd. (TTI). Mr. Bregman received his MBA from Stanford University in 1986 and his BA from the Hebrew University of Jerusalem.

Alternate Directors

The Articles of Association of ViryaNet provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of ViryaNet. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed.

Delegation of Power

Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

The Board of Directors recommends a vote FOR all of the Directors Nominees.

ITEM 2

APPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, will be nominated by the Company to serve as the independent auditors of the Company for the year ending December 31, 2005. Other than serving as the Company’s current independent auditors, Kost, Forer, Gabbay & Kasierer has no relationship with the Company or any affiliate of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, appointed as the Company’s independent auditors for the fiscal year ending December 31, 2005, and that the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services.”

The Board of Directors recommends a vote FOR the appointment of Kost, Forer & Gabbay as independent auditors of the Company.

ITEM 3

APPROVAL OF COMPENSATION TO BE PAID TO NON-EMPLOYEE DIRECTORS

OF THE COMPANY FOR THEIR SERVICE AS MEMBERS OF THE BOARD OF

DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF AND FOR

PARTICIPATION IN CERTAIN MEETINGS OF THE BOARD OF DIRECTORS AND

COMMITTEES THEREOF.

The Company’s success depends to a significant extent on the performance of its Directors. The loss of the services of such Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, subject to the approval of the shareholders of the Company, that all non-employee directors serving as of the date hereof or as of any future date shall receive, starting with the period beginning on January 1, 2006 and future periods, the following compensation:

(i)	An annual fixed retainer of $3,000 for membership on each of (a) the Board of Directors, and (b) each committee of the Board of Directors, and

(ii)	For each of the four (4) scheduled meetings of the Board of Directors and committees thereof during each calendar year, a fee of $1,000 per meeting if the member participated in such meeting in person or via phone.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, the Company shall pay Directors of the Company compensation as set forth in Item 3 of the Proxy Statement of the Company dated November 7, 2005.”

The Board of Directors unanimously recommends a vote FOR the above compensation to Directors of the Company.

ITEM 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF

ASSOCIATION BY INCREASING THE COMPANY’S

AUTHORIZED SHARE CAPITAL

The Company’s success may depend on its ability to raise additional funding or to consummate acquisitions in consideration for issuance of additional Ordinary Shares of the Company. Under the Articles of Association of the Company, the Company’s authorized share capital is 11,000,000 NIS, consisting of 11,000,000 Ordinary Shares of the Company of 1.0 NIS par value per share (each, an “Ordinary Share”). As of the date of this Proxy Statement, the Company’s issued share capital (without taking into effect any options, warrants and other convertible securities) is 7,290,589 and the Company’s fully diluted share capital is 10,899,268.

The Board of Directors recommends that the (i) Company’s authorized share capital shall be increased by 5,000,000 NIS (consisting of 5,000,000 Ordinary Shares), from 11,000,000 NIS to 16,000,000 NIS, and (ii) that the Company’s Articles of Association are amended such that Section 4 of the Articles of Association shall read as follows:

“4. The share capital of the Company shall consist of NIS 16,000,000 consisting of 16,000,000 Ordinary Shares (the “Ordinary Shares”), each having a nominal value of NIS 1.0. The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the following Articles. Warrants and options shall not be considered as shares for purposes of these Articles. The Ordinary Shares all rank pari passu in all respects except as set forth in the warrant itself”.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company, and in compliance with the requirements of the Companies Law, the Company’s Articles of Association be amended and that the authorized share capital shall be increased as set forth in Item 4 of the Proxy Statement of the Company dated November 7, 2005”.

The Board of Directors recommends a vote FOR the amendment of the Articles of Association by increasing the authorized share capital of the Company.

ITEM 5

AMENDMENTS TO THE COMPANY’S 1999 STOCK OPTION PLAN INCREASING

THE AGGREGATE NUMBER OF OPTIONS AVAILABLE FOR GRANT BY A TOTAL

OF 150,000.

The Company’s 1999 Stock Option Plan (the “Plan”) serves as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of the Company’s other shareholders. It has become common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified directors and employees, to offer such directors and employees options to purchase a large number of shares of the capital stock of such companies.

As of October 15, 2005, 179,715 options remain available for grant under the Plan (without taking into effect the proposed grants set forth in Item 7 below). Thus, the Board of Directors is seeking to increase the number of options authorized to be granted under the Plan by 150,000 options, in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees options to purchase a larger number of Ordinary Shares. The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that the Company’s 1999 Stock Option Plan (the “Plan”) shall be amended such that the number of stock options available for grant under such Plan shall be increased as set forth in Item 5 of the Proxy Statement of the Company dated November 7, 2005, shall be approved.”

The Board of Directors recommends a vote FOR the approval of the amendment to the terms of the 1999 Stock Option Plan by increasing the number of options available for issuance under such 1999 Stock Option Plan by 150,000.

ITEM 6

APPROVAL OF ADOPTION OF A NEW ISRAELI SHARE OPTION AND RESTRICTED

SHARE PLAN AND A NEW INTERNATIONAL SHARE OPTION AND RESTRICTED

SHARE PLAN FOR THE COMPANY

The tax rules and accounting regulations regarding the grant of share-based awards have changed significantly since the Company adopted its 1999 Stock Option Plan (the “Plan”). Thus, the Board of Directors believes that it is advisable for the Company to adopt and approve a new form of Israeli share option and restricted share plan and a new form of international share option and restricted share plan (the “2005 Share Option Plans”), which shall supersede and replace all existing options plans, including the Plan.

The 2005 Share Option Plans will provide for the grants of options, restricted shares and other share based awards to employees, directors, office holders, service providers, consultants and any other person or entity which the Company’s Board of Directors shall decide their services are considered valuable to the Company and/or its affiliated companies. The 2005 Share Option Plans provides for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the U.S. Internal Revenue Code), nonqualified stock options, “102 Share Options” (options that qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version) 1961 (“Ordinance”)), “102 Shares” (shares that qualify for special tax treatment under Section 102 of the Ordinance) “3(I) Stock Options” (options that qualify under Section 3(I) of the Ordinance), restricted shares and other share based awards.

Any options that remain available for grants under any of the Company’s stock option plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s existing option plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

The forms of the 2005 Share Option Plans are attached to this Proxy Statement as Exhibit A and Exhibit B.

The Board of Directors and will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s 2005 Share Option Plans shall be approved and adopted as set forth in Item 6 of the Proxy Statement of the Company dated November 7, 2005.”

The Board of Directors recommends a vote FOR the approval of the adoption of the 2005 Share Option Plans.

ITEM 7

APPROVAL OF THE GRANT OF RESTRICTED SHARES TO DIRECTORS

OF THE COMPANY

The Company’s success depends to a significant extent on the performance of its Directors. The loss of the services of such Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, subject to the approval of the shareholders of the Company and subject to the approval of the resolution set forth in Item 6 above, the grant of restricted shares to said Directors under the terms of the Company’s 2005 Share Option Plans, as follows:

Director	Number of Restricted Shares to be granted	Restricted Period

Samuel HaCohen	20,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Vladimir Morgenstern	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Peter Gyenes	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Manuel Sanchez Ortega	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans on a quarterly basis over a two year period, starting from the date of grant (*)

Lior Bregman	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Ronit Lerner	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

(*)	The date of grant shall be the date shareholders’ approval is provided and the fair market value for these Restricted Shares will be equal to the closing price for the Company’s Ordinary Shares on The Nasdaq Capital Market on the date of grant. All Restricted Shares shall be released from the Restricted Period immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting, subject to the approval of the resolution set forth in Item 6 above:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, directors of the Company will be granted Restricted Shares of the Company as set forth in Item 7 of the Proxy Statement of the Company dated November 7, 2005.”

The Board of Directors recommends a vote FOR the approval of the grant of Restricted Shares to directors.

ADDITIONAL MATTERS FOR DISCUSSION

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE

COMPANY FOR THE YEAR ENDED DECEMBER 31, 2004

The Company’s Annual Report on Form 20-F for the year ended December 31, 2004 can be found in the Company’s website at the following link: http://www.viryanet.com/investors/sec.htm. Alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. The Company’s Consolidated Financial Statements for the year ended December 31, 2004 are included in such report. At the Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2004, as presented in the Company’s Annual Report for the year ended December 31, 2004, and will answer appropriate questions relating thereto.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Albert A. Gabrielli
Chief Financial Officer

November 7, 2005

EXHIBIT A

VIRYANET LTD.

2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN

ADOPTED: NOVEMBER [•], 2005

VIRYANET LTD.

2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE INCENTIVE

PLAN

Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1. PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1. Purpose. The purpose of the ViryaNet Ltd. 2005 International Share Option and Restricted Share Incentive Plan (the “Plan”) is to afford an incentive to selected Employees, Directors, Officers, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to ViryaNet Ltd. (the “Company”), or any Subsidiary or Affiliate of the Company (each an “Affiliated Company”), which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as Employees, Directors, Officers, Consultants or suppliers, to increase their efforts on behalf of the Company or any Affiliated Company and to promote the success of the Company’s business.

1.2. Types of Awards. The Plan is intended to enable the Company to issue Awards under varying tax regimes, including without limitation (i) as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “US Tax Code”), (“Incentive Stock Options”); (ii) Non-Qualified Stock Options (as defined below); (iii) Restricted Shares (“Restricted Shares”) under the Plan; and (iv) other Share-based Awards pursuant to Section 10 hereof (all Incentive Stock Options, Non-Qualified Share Options, and Previous Awards as well as other Share-based Awards and options issued under other tax regimes collectively, the “Awards”). Apart from issuance under the relevant tax regimes of the United States of America, the Plan contemplates issuances to Grantees (as defined below) in other jurisdictions with respect to which the Committee (as defined below) is empowered to make the requisite adjustments in the Plan, and set forth the relevant conditions in the Company’s agreements with the Grantees or adopt a separate appendix to this plan which will set forth specific terms and conditions for such grants, in order to comply with the requirements of the tax regimes in any such other jurisdictions. Awards under this plan, which shall be granted to Grantees in jurisdictions other than the US, or Awards to Grantees who are not deemed to be residents of the US for taxation purposes, will be granted under specific terms and conditions as set forth in the applicable appendix to this Plan.

1.3. Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award granted to a Grantee, the provisions of said law or regulation shall prevail over those of the Plan, and the Committee (as defined below) is empowered hereunder to interpret and enforce the said prevailing provisions. The Plan contemplates the issuance of Awards by the Company as a publicly traded company.

2. DEFINITIONS.

As used in this Plan, the following words and phrases shall have the meanings ascribed to them in this Section 2:

2.1. “Affiliate” shall mean an entity, which controls or is under the common control with the Company.

2.2. “Award” shall mean any share, Option, Restricted Shares or any other Share-based award, granted to a Grantee under the Plan and any share issued pursuant to the exercise of an Option.

2.3. “Board” shall mean the Board of Directors of the Company.

2.4. “Committee” shall mean a committee designated and empowered by the Board, with the responsibility of administering the Plan, and in the absence of such designation, the Board.

2.5. “Companies Law” – shall mean the Israeli Companies Law 5759 – 1999, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.6. “Consultant” means any person, including an advisor, engaged by the Company, or an Affiliated Company thereof, to render consulting or advisory services.

2.7. “Date of Grant” shall mean the date specified in the Notice of Share Option Grant or Restricted Share Grant, which date shall be the later of (i) the date on which the Board resolved to grant the Option or the Restricted Share, or (ii) the first day of the Grantee’s service.

2.8. “Director” means a member of the Board.

2.9. “Disability” shall mean, unless otherwise specified in the Option Agreement or the Restricted Share Agreement, a Grantee’s inability to perform his duties to the Company, or any of its Affiliated Companies, by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company.

2.10. “Employee” means any person employed by the Company or an Affiliated Company thereof.

2.11. “Exercise Period” shall mean the period during which the Option shall be exercisable.

2.12. “Exercise Price” shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified in the Notice of Share Option Grant.

2.13. “Fair Market Value” per share as of a particular date shall mean (i) if the Shares are traded on a securities exchange, the closing sales price per Share on the securities exchange on which the Shares are principally traded for the last preceding date on which there was a sale of such Shares on such exchange; or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market; or (iii) if the Shares are not then listed on a securities exchange or market or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable, and the Committee may maintain a written record of its method of determining such value. If the Stock is listed or quoted on more than one established stock exchange or national market system, the Committee shall determine the appropriate exchange or system.

2.14. “Grantee” shall mean a person who receives a grant of Options, Restricted Shares, Shares or other Awards under the Plan, who at the time of grant is an Employee, Officer, Director, service provider or Consultant, and any other person or entity which the Board shall decide their services are considered valuable to, the Company or any Affiliated Companies of the Company.

2.15. “Retirement” shall mean a Grantee’s retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company, or any of its affiliates, in which the Grantee participates.

2.16. “Shares” shall mean Ordinary Shares, par value of NIS 1.0 each, of the Company.

3. ADMINISTRATION.

3.1. To the extent permitted under applicable law, the Plan shall be administered by the Committee. However, in the event that the Board does not designate and empower a committee with the responsibility of administering the Plan, the Plan shall be administered by the Board in its entirety. Furthermore, in the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2. Subject to applicable law, all decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan. No member of the Committee or the

Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.3. Subject to the Company’s decision and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own willful misconduct or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

3.4. The Committee shall have the authority in its discretion to administer the Plan and to exercise all power and authority specifically granted to it under the Plan or take any actions necessary or advisable in the administration of the Plan, including, without limitation:

3.4.1. the authority to grant Options, Restricted Shares, Shares or other Awards;

3.4.2. to designate the type of Options (whether Incentive Stock Options, Nonqualified Stock Options or otherwise);

3.4.3. to determine the Exercise Price of the Shares covered by each Option;

3.4.4. to determine the Fair Market Value of the Shares covered by each Option;

3.4.5. to determine the Grantees to whom, and the time or times at which Awards shall be granted;

3.4.6. to determine the number of Shares to be covered by each Award;

3.4.7. to interpret the Plan;

3.4.8. to prescribe, amend and rescind rules and regulations relating to the Plan;

3.4.9. to determine the terms and provisions of the Option Agreements and Restricted Share Agreement, including without limitations the vesting terms of the Options and Restricted Shares (which need not be identical), and to cancel or suspend Awards, as necessary; and

3.4.10. to make all other determinations or amendments deemed necessary or advisable for the administration of the Plan, including to adjust the terms of the Plan or any Option Agreement or any Restricted Share Agreement so as to reflect (i) changes in applicable Israeli, US or other laws respectively, and (ii) the laws of other jurisdictions within which the Company wishes to grant Awards.

3.5. To the extent not otherwise prohibited or restricted by the laws or regulatory regime effective from time to time of any country in which the Company’s securities are listed or in which Options are granted, the Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of a Grantee with respect to Awards granted to the Grantee prior to the date of such action, without such Grantee’s consent.

4. ELIGIBILITY.

4.1. Incentive Stock Options may only be granted to Employees, Officers and Directors which are Employees, who are US residents. Other Awards (other than Incentive Stock Options) shall be granted to non-US Employees, Consultants and service providers, provided, however, that any member of the Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2. Notwithstanding anything to the contrary in this Plan, Awards granted pursuant to this Plan to any person serving as an Officer or any other party whose grant of an Award requires under the Companies Law additional corporate approvals by the Company shall be approved in the manner prescribed for under the Companies Law or any successor act or regulation, as in effect from time to time.

5. SHARES.

5.1. The maximum number of Shares reserved for the grant of Awards under the Plan shall be the aggregate number of un-granted Shares as of the date on which this Plan is adopted by the Board, reserved for issuance under the Company’s 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan or 1999 Stock Option and Incentive Plan (the “Previous Plans”), and the un-granted Shares as of the date of each grant, reserved for issuance under the Company’s 2005 Israeli Share Option and Restricted Share Plan (the “Israeli Plan”). Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company. Any of such Shares which may remain unissued and which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

5.2. If any outstanding Award under the Plan or any award, share or option award under the Company’s Previous Plans or any award share or option award under the Company’s Israeli Plan (collectively “Other Awards”) should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Shares subject to the unexercised, canceled or terminated portion of such Award or Other Awards shall (unless the Plan shall have been terminated) become available for subsequent grants of Awards under the Plan provided, however, that the cumulative number of such shares that may be so issued under the Plan will not exceed 1,410,331 shares.

6. TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Option Agreement”), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement. For purposes of interpreting this Section 6, a Director’s service as a member of the Board or the services of an Officer, as the case may be, shall be deemed to be employment with the Company.

6.1. Number of Shares. Each Option Agreement shall state the number of Shares to which the Option relates.

6.2. Type of Award. Each Option Agreement shall specifically state the type of Award granted thereunder and whether it constitutes an Incentive Stock Option, Nonqualified Stock Option, Restricted Shares or otherwise.

6.3. Exercise Price. Each Option Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the Date of Grant or such other amount as may be required pursuant to the US Tax Code. In the case of a Nonqualified Stock Option granted to any Grantee, other than a Ten-Percent Shareholder, the per Share Exercise Price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Date of Grant, unless otherwise determined by the Committee after verifying the implications of applicable tax law including the provisions of Section 409A of the US Tax Code and the regulations promulgated thereunder. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the Date of Grant. In no event shall the Exercise Price of an Option be less than the par value of the Shares for which such Option is exercisable. The Exercise Price shall also be subject to adjustment as provided in Section 11 hereof.

6.4. Manner of Exercise. Option shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this plan. An Option may be exercised, as to any or all whole Shares as to which the Option has become exercisable, by written notice, in such form and method as may be determined by the Company delivered in person or by mail to the Chief Financial Officer of the Company or its designee, specifying the number of Shares with respect to which the Option is being exercised, along with payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, in cash.

6.5. Exercise Period and Vesting Schedule. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. Unless otherwise resolved by the Committee and stated in the Option Agreement, Options shall vest and become exercisable during a period of four (4) years of continued employment by, or service for, the Company or its Affiliated Companies as follows: twenty-five percent (25%) of the Shares covered by the Option shall vest and become exercisable on the first anniversary of the date on which such Option is granted, and the remainder seventy five percent (75%) shall vest over the following three years in twelve equal quarterly installments. The Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate or otherwise change the time and vesting schedule at which an Option or any portion thereof (whether outstanding or granted) may be exercised. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period will be seven (7) years from the date of the grant of the Option, or such earlier period resulting from termination under Sections 6.6 or 6.7, in each case, unless otherwise determined by the Committee; provided, however, that in the case of a grant of an Incentive Stock Option to a Ten Percent Shareholder, such Exercise Period shall not exceed five (5) years from the Date of Grant of such Option.

6.6. Termination.

6.6.1. Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of, or maintaining a Director, Officer, service provider or Consultant relationship with the Company, or an Affiliated Company thereof, issuing or assuming the Option in a transaction to which Section 424(a) of the US Tax Code applies, and unless the Grantee has remained continuously so employed or in the Director, Officer, service provider or Consultant relationship since the Date of Grant of the Option. In the event that the employment or Director, Officer, service provider or Consultant relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company shall terminate the Grantee’s employment for Cause (as defined below) (as determined by the Committee), all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation of employment or performance of services, unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is an Affiliated Company, the Grantee’s employment shall also be deemed to be terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be an Affiliated Company.

6.6.2. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable; provided, that such Options may lose their status as Incentive Stock Options under applicable law and be deemed Nonqualified Stock Options in the event that the period of vesting and/or exercisability of any Option is extended beyond the later of: (i) ninety (90) days after the date of cessation of employment or performance of services; or (ii) the applicable period under Section 6.7 below.

6.6.3. For any purpose under this Plan, the Grantee’s employment shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of employment for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

6.6.4. For purposes of this Plan, the term “Cause” shall mean any of the following resulting from an act or omission of Grantee: (a) fraud, embezzlement or felony or similar act; (b) failure to substantially perform duties as an Employee or to abide by the general policies of the Company applicable to all Employees (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (c) an act of moral turpitude, or any similar act, to the extent that such act causes injury to the reputation of the Company; (d) any other act or omission which in the reasonable opinion of the Company could be financially injurious to the Company or injurious to the business reputation of the Company; (e) any act or omission of Grantee which is otherwise defined as “cause” under the Grantees’ employment or service agreement.

6.7. Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or maintaining a Director, Officer, service provider or Consultant relationship with, the Company or an Affiliated Company, or within ninety (90) days after the date of termination of such Grantee’s employment or Director, Officer, service provider or Consultant relationship (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or Director, Officer, service provider or Consultant relationship shall terminate by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise vested and exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee, or by the Grantee’s estate, or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within twelve months after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or Director, Officer, service provider or Consultant relationship of a Grantee shall terminate on account of such Grantee’s Retirement, all Options of such Grantee that are vested and exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within ninety (90) days after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8. Other Provisions. The Option Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan, as the Committee may determine.

7. NON-QUALIFIED STOCK OPTIONS. Options granted pursuant to this Section 7 are intended to constitute Non-Qualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation.

8. INCENTIVE STOCK OPTIONS. Options granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be subject to both the following special terms and conditions and the general terms and conditions specified in Section 6 hereof, and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation:

8.1. Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options (including Restricted Shares) granted under this Plan and all other option plans of any Affiliated Company become exercisable for the first time by each Grantee during any calendar year shall not exceed $100,000 with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable or Restricted Shares are granted for the first time by any Grantee during any calendar years exceeds $100,000, such Options or Restricted Shares, as the case may be, shall be treated as Non-Qualified Share Options. The foregoing shall be applied by taking options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option or Restricted Shares. In the event the foregoing results in the portion of an Incentive Stock Option exceeding the $100,000 limitation, only such excess shall be treated as a Non-Qualified Share Option.

8.2. Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the Date of Grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the Date of Grant of such Incentive Stock Option.

9. RESTRICTED SHARES. The Committee may award Restricted Shares to any eligible Employee, Director, Officer or Consultant, including under the US Tax Code. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Shares Agreement”), in such form as the Committee shall from time to time approve, which Restricted Shares Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

9.1. Number of Shares & Type. Each Restricted Shares Agreement shall state the number of Restricted Shares to be subject to an Award.

9.2. Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the Award is granted (the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate including the satisfaction of performance criteria. Such performance criteria may include, without limitation, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for Shares issued pursuant to Restricted Shares Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Shares on successive anniversaries of the date of such Award.

9.3. Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee may also adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

9.4. Forfeiture. Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment or Director, officer, service provider or Consultant relationship with the Company, or any Affiliated Company, shall terminate for any reason prior to the expiration of the Restricted Period of an Award, any Shares remaining subject to restrictions (after taking into account the provisions of Section 9.6) (“Unvested Restricted Shares”) shall thereupon be forfeited by the Grantee and transferred to, and reacquired by, the Company or an Affiliated Company at no cost to the Company or Affiliated Company, subject to all applicable law. Upon consummation of the forfeiture of such Unvested Restricted Shares, the Grantee’s rights with respect to such Shares including inter alia the right to receive dividends with respect to such Shares shall lapse and shall be of no further force and effect. Vested Restricted Shares are not subject to Forfeiture.

9.5. Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Shares, subject to Section 9.2.

9.6. Accelerated Lapse of Restrictions. Upon the occurrence of any of the events listed in Section 11.2 and subject to Section 11.3, all restrictions then outstanding with respect to Restricted Shares awarded hereunder shall automatically expire and be of no further force and effect. The Committee shall have the authority (and the Restricted Share Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the Restricted Shares awarded on such terms and conditions as the Committee shall deem appropriate.

For purposes of interpreting this Section 9, a Director’s service as a member of the Board or the services of an officer, as the case may be, shall be deemed to be employment with the Company.

10. OTHER SHARE-BASED AWARDS. The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 9 hereof) are or may in the future be acquired, or Awards denominated in share units, including units valued on the basis of measures other than market value. The Committee may also grant share appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceeds the Exercise Price thereof. Such other share based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the plan and must be consistent with the purposes of the Plan.

11. EFFECT OF CERTAIN CHANGES.

11.1. General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for Awards, (ii) the number of such Shares covered by outstanding Awards, and (iii) the Exercise Price per Share covered by the Awards, all as determined by the Committee in its sole discretion whose determination in that respect shall be final, binding and conclusive; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Shares subject to an Option.

11.2. Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the share capital of the Company; or (iii) the merger, consolidation, amalgamation or like transaction of the Company with or into another corporation resulting in fifty percent (50%) or more of the outstanding voting power of the Company’s securities being held by parties other than the shareholders of the Company immediately prior to such transaction (all such transactions being herein referred to as a “Merger/Sale”), then, without the Grantee’s consent and action -

11.2.1. The Committee in its sole discretion will use reasonable efforts to cause that any Award then outstanding be assumed or an equivalent Award shall be substituted by such successor corporation (or, in such event that such transaction is effected through a subsidiary, the parent of such successor corporation), under substantially the same terms as the Award, provided that the Committee may determine in its discretion whether an Award has been properly assumed or substituted, and provided further however, that in the event that the consideration to the shareholders of the Company in such Merger/Sale consists, in whole or in part, of cash or any consideration other than shares of the successor corporation, the Committee may determine in its discretion that the Award will be assumed or substituted by an equivalent award exercisable solely into shares of the successor corporation with a value equal to the value of the Shares issuable under the Award with such value to be determined by the Committee, which may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith; and

11.2.2. In such case that such successor corporation or other entity does not agree to assume the Award or to substitute an equivalent Award and, if the Award is an Option (“Option Award”), then the Committee may, in lieu of such assumption or substitution of the Option Award, either (i) provide for the Grantee to have the right to exercise the part of the Option Award which is exercisable as of the closing of such Merger/Sale, under such terms and conditions as the Committee shall determine or such other greater portion of the Option Award (including un-exercisable Awards) as determined by the Committee, or (ii) provide for the cancellation of each outstanding Option Award at the closing of said Merger/Sale, against payment to the Grantee of an amount in cash equal to (a) the fair market value of each Share covered by the Option Award that has vested as of the date of the Merger/Sale, as reflected under the terms of the Merger/Sale and as determined by the Committee, that may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith, minus (b) the Exercise Price of each Share covered by the Option Award that has vested as of the date of the Merger/Sale. Any Option not exercised at the closing of the Merger/Sale shall be cancelled and be of no further force and effect.

11.2.3. Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine in its sole discretion that upon completion of such Merger/Sale, the terms of any Award be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase any other security or asset, or any combination thereof, or that its terms be otherwise amended or modified, as the Committee shall deem in good faith to be appropriate, provided that any such determination shall not adversely effect the rights attached to the Shares.

11.3. Reservation of Rights. Except as expressly provided in this Section 11, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any bonus shares or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company; and any issue by the Company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

12. NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY. All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Shares issued upon an exercise of Options may be freely transferred, subject to applicable laws and the other provisions of this Plan and the Option Agreement and the Restricted Share Agreement. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.

13. APPLICATION OF FUND. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company or any related company thereof or as otherwise determined by the Company.

14. AGREEMENT BY GRANTEE REGARDING TAXES.

14.1. Any tax consequences arising form the grant or exercise of an Option, from the payment for Shares covered therebyfrom the sale of the Shares or the expiration of the Restricted Period or from any other event or act (of the Company and/or its Affiliated Company and/or the Grantee) (each a “Tax Event”), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliated Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliated Company and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

14.2. The receipt of these Options or Restricted Shares and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. The description of tax consequences set forth in this Plan does not purport to be complete. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS/SHARES.

14.3. Each Grantee shall notify the Company in writing within ten (10) days after the date such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the value of Shares or Awards granted or received hereunder, and each Grantee agrees to any settlement, closing or other similar agreement in connection with the foregoing. Upon request, a Grantee shall provide to the Company any information or document relating to any event described in the preceding sentence, which the Company (in its sole discretion) requires in order to calculate and substantiate any change in the Company’s tax liability as a result of such event

15. RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS. Subject to Section 9.5, a Grantee or a transferee of an Award in accordance with Section 1212 shall have no rights as a shareholder with respect to any Shares covered by the Award until the date of the issuance of a share certificate to him for such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section 11.111.1 hereof. The Company may restrict or otherwise regulate the rights to transfer or dispose of any shares covered by an Award (including, without limitation, any limitations set forth herein, in the Option Agreement and in the Company’s Articles of Association, as in effect from time to time, and subject to any applicable taxation on distribution of dividends).

16. NO RIGHTS TO EMPLOYMENT. Nothing in the Plan or in any Award granted, Option Agreement or Restricted Share Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or in a Consultant, Director, Officer or service provider relationship with, the Company or any Affiliated Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Affiliated Company to terminate such Grantee’s employment. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or in a Consultant, service provider, Officer or Director relationship with, the Company or any Affiliated Company.

17. NO REPRESENTATION BY COMPANY. By approving the Awards, the Company shall not, and shall not be deemed as, granting any representation or warrants to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

18. APPROVAL.

18.1. The Plan shall take effect upon its adoption by the Board (the: “Effective Date”) and shall terminate on the tenth anniversary of such date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable share exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the applicable law.

18.2. Without derogating from section 18.1 above, and in addition thereto, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date of the Plan. All and any grants of Options to Grantees under the Plan as of the Effective Date shall be subject to the said shareholders approval.

19. PERIOD DURING WHICH AWARDS MAY BE GRANTED. Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date the Plan is adopted by the Board. Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 6.6 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within seven (7) years after the date on which the Option was granted, as set forth in the Notice of Grant in the Grantee’s Option Agreement (or any other period set forth in the instrument granting such Option pursuant to Section 6), such Option, or such part thereof, and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held in trust, the Grantee shall elect whether to release such Shares form trust or sell the Shares, thereby realizing a tax event, and upon such release or sale such trust shall expire.

20. AMENDMENT AND TERMINATION OF THE PLAN. The Plan shall expire on the date, which is ten (10) years from the date of its adoption by the Board (except as to Options outstanding on the expiration date). The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. Except as provided in Section 11.1 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the Grantee is obtained.

Notwithstanding anything to the contrary above and in addition thereto, the Board may also, but need not, require that the Company’s shareholders approve any other amendments to this Plan. Without derogating from the above, no amendment of this Plan shall be effective unless approved by the shareholders of the Company within twelve (12) months before or after the adoption of the amendment by the Board if such approval is required, including but not limited to, any amendment that will:

(i) increase the number of Shares reserved under the Plan, except as provided in Section 5 of the Plan; or

(ii) modify the requirements as to eligibility for participation in the Plan to the extent that such modification requires shareholders approval in order for the Plan to comply with Section 422 of the US Tax Code; or

(iii) modify the Plan in any other way if such modification requires shareholders approval in order for the Plan to satisfy the requirements of Section 422 of the US Tax Code.

21. NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board, nor the submission of the Plan to shareholders of the Company for approval (to the extent required under applicable law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive, or other compensation arrangements, of whatever nature, as the Board may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company, or any Affiliated Company, now has lawfully put into effect, including, without limitation, any retirement, pension, savings and share purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

22. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, provided however that the tax treatment and the tax rules and regulations applying to the grant of Options to Grantees in any specific jurisdiction shall be the local tax laws of such jurisdiction. The competent courts of Tel Aviv Israel shall have sole jurisdiction in any matters pertaining to the Plan.

No Awards shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of all laws in Israel, the United States and any other jurisdiction in which Awards may be granted under the Plan and until all applicable listing requirements of any stock exchange or authority on which Shares are then listed for trading is fulfilled.

23. MARKET STAND-OFF. If so requested by the Company or any representative of the underwriters (the “Managing Underwriter”) in connection with any registration of the offering of any securities of the Company under the securities laws of any jurisdiction, the Grantee shall not sell or otherwise transfer any Shares or other securities of the Company during a 180-day period or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company (the “Market Standoff Period”) following the effective date of registration statement of the Company filed under such securities laws. The Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

24. RULES PARTICULAR TO SPECIFIC COUNTRIES. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Options issued to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Options issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board.

25. MISCELLANEOUS.

25.1. Each Award under the Plan may contain such other terms and conditions not inconsistent with the Plan (unless permitted hereunder), as may be determined by the Committee, in its sole discretion. If any provision of the Plan, any Options Agreement or any Restricted Share Agreement, shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

25.2. With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, as the context requires. The use of captions in this Plan or any Options Agreement or Restricted Share Agreement is for the convenience of reference only, and shall not affect the meaning of any provision of the Plan or such agreement.

26. CONVERSION OF INCENTIVE STOCK OPTIONS INTO NONQUALIFIED STOCK OPTIONS; TERMINATION OF INCENTIVE STOCK OPTIONS

The Board, at the written request of any Grantee, may in its discretion take such actions as may be necessary to convert such Grantee’s Incentive Stock Options (or any portions thereof) that have not been exercised on the date of conversion into Nonqualified Stock Options at any time prior to the expiration of such Incentive Stock Options, regardless of whether the Grantees is an Employee of the Company or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Board (with the consent of the Grantee) may impose such conditions on the exercise of the resulting Nonqualified Stock Options as the Board in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Grantee the right to have such Grantee’s Incentive Stock Options converted into Nonqualified Stock Options, and no such conversion shall occur unless and until the Board takes appropriate action. The Board, with the consent of the Grantee, may also terminate any portion of any Incentive Stock Option that has not been exercised at the time of such conversion.

27. NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A Disqualifying Disposition is any disposition (including any sale) of such Shares before a date which is both (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

28. CALIFORNIA PROVISIONS

Notwithstanding the foregoing Sections, any grant of Options made under the Plan to an Grantee who is a resident of the State of California at the Date of Grant, shall be subject to the below additional terms and conditions.

28.1. For the purpose of grant of Options which are not Incentive Stock Option, the Fair Market Value shall be determined in a manner not inconsistent with Section 260.140.50 of the California Code of Regulations or any successor statute. The Exercise Price of any Nonqualified Stock Options shall be not less than 85% of Fair Market Value on the Date of Grant. The Exercise Price of any Nonqualified Stock Options granted to a Ten Percent Shareholder shall be not less than 110% of Fair Market Value on the Date of Grant.

28.2. Any Option granted under the Plan to an Grantee who is not an Officer, Director, or consultant of the Company or its affiliates shall become exercisable at a rate of at least 20% (twenty percent) of the Shares subject to such grant per year for a period of five (5) years from the Date of Grant, provided, however, that such Option shall be subject to such reasonable forfeiture conditions as the Board may choose to impose and which are not inconsistent with Section 260.140.41 of the California Code of Regulations or any successor statute.

28.3. The Company shall deliver to the Grantee financial statements on an annual basis regarding the Company. The financial statements so provided shall comply with Section 260.140.46 of the California Code of Regulations or any successor statute.

28.4. Incentive Stock Options granted under the Plan shall not be transferable other than by will or by laws of descent and distribution.

28.5. Unless a Grantee’s employment is terminated for Cause, the Grantee shall have the right to exercise an Option, prior to the termination of the Option in accordance with Section 8.5 of the Plan and only to the extent that the Grantee was entitled to exercise such Option on the date employment terminates, as follows: (i) at least six (6) months after the date of termination if the termination was caused by the Grantee’s death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the US Tax Code); and (ii) at least thirty (30) days after the date of termination if termination was caused by other than by death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the US Tax Code) of the Grantee.

28.6. At no time shall the total number of Shares issuable upon exercise of all outstanding Options and the total number of shares provided for under all stock bonus or similar plans of the Company exceed the applicable percentage as calculated in accordance with the conditions and exclusions of Section 260.140.45 of the California Code of Regulations or any successor statute.

28.7. If the Share is listed on an established national or regional stock exchange or is admitted to quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market, the restrictions of this Section 28 shall terminate as of the first date that the Share is so listed, quoted or publicly traded.

28.8. Notwithstanding any other provision of the Plan, California residents Grantees shall not be obliged to sign irrevocable proxy with respect to the voting rights related to Shares allocated or issued upon the exercise of Options.

*      *      *

EXHIBIT B

VIRYANET LTD.

2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN

ADOPTED: NOVEMBER [•], 2005

VIRYANET LTD.

2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE INCENTIVE PLAN

Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1. PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1. Purpose. The purpose of the ViryaNet Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan (the “Plan”) is to afford an incentive to selected Employees, Directors, Office Holders, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to ViryaNet Ltd. (the “Company”), or any Subsidiary or Affiliate of the Company within the meaning of Section 102(a) of the Israeli Tax Ordinance (each an “Affiliated Company”), which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as Employees, Directors, Office Holders, Consultants or suppliers, to increase their efforts on behalf of the Company or any Affiliated Company and to promote the success of the Company’s business.

1.2. Types of Awards. The Plan is intended to enable the Company to issue Awards under the Israeli Tax Ordinance, including without limitation; (i) Options or Restricted Shares pursuant and subject to the provisions of Section 102 of the Israeli Tax Ordinance (“102 Share Options” or “102 Shares” respectively), provided that, unless otherwise provided by law, all Awards granted to Employees (including Directors and Office Holders) of the Company or its Affiliated Companies shall be issued only under Section 102; (ii) pursuant to Section 3(i) of the Israeli Tax Ordinance (“3(i) Share Options”), provided that, unless otherwise provided by law, no 3(i) Share Options shall be granted to Employees of the Company or its Affiliated Companies in Israel; and (iii) other Share-based Awards pursuant to Section 10 hereof (all 102 Share Options, 102 Shares, 3(i) Share Options, and Previous Awards as well as other Share-based Awards collectively, the “Awards”). Section 102(g) of the Israeli Tax Ordinance applies to this Plan and the Employees, Office Holders and Directors eligible for 102 Share Options.

1.3. Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award granted to a Grantee, the provisions of said law or regulation shall prevail over those of the Plan, and the Committee (as defined below) is empowered hereunder to interpret and enforce the said prevailing provisions. The Plan contemplates the issuance of Awards by the Company as a publicly traded company.

2. DEFINITIONS.

As used in this Plan, the following words and phrases shall have the meanings ascribed to them in this Section 2:

2.1. “Award” shall mean any share, Option, Restricted Shares or any other Share-based award, granted to a Grantee under the Plan and any share issued pursuant to the exercise of an Option.

2.2. “Approved 102 Option” shall mean an Option granted pursuant to Section 102(b) of the Israeli Tax Ordinance and held in trust by a Trustee for the benefit of the Grantee.

2.3. “Approved 102 Share” shall mean a Share granted pursuant to Section 102(b) of the Israeli Tax Ordinance and held in trust by a Trustee for the benefit of the Grantee.

2.4. “Board” shall mean the Board of Directors of the Company.

2.5. “Committee” shall mean a committee designated and empowered by the Board, with the responsibility of administering the Plan, and in the absence of such designation, the Board.

2.6. “Companies Law” – shall mean the Israeli Companies Law 5759– 1999, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.7. “Consultant” means any person, including an advisor, engaged by the Company, or an Affiliated Company thereof, to render consulting or advisory services.

2.8. “Controlling Shareholder” means a controlling shareholder (Ba’al Shlita) as such term is defined in Section 32(9) of the Israeli Tax Ordinance.

2.9. “Date of Grant” shall mean the date specified in the Notice of Share Option Grant or Restricted Share Grant, which date shall be the later of (i) the date on which the Board resolved to grant the Option or the Restricted Share, or (ii) the first day of the Grantee’s service.

2.10. “Director” means a member of the Board.

2.11. “Disability” shall mean, unless otherwise specified in the Option Agreement or the Restricted Share Agreement, a Grantee’s inability to perform his duties to the Company, or any of its Affiliated Companies, by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company.

2.12. “Employee” shall have the meaning set forth in the Israeli Tax Ordinance.

2.13. “Exercise Period” shall mean the period during which the Option shall be exercisable.

2.14. “Exercise Price” shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified in the Notice of Share Option Grant.

2.15. “Fair Market Value” per share as of a particular date shall mean (i) if the Shares are traded on a securities exchange, the closing sales price per Share on the securities exchange on which the Shares are principally traded for the last preceding date on which there was a sale of such Shares on such exchange; or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market; or (iii) if the Shares are not then listed on a securities exchange or market or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable, and the Committee may maintain a written record of its method of determining such value. If the Stock is listed or quoted on more than one established stock exchange or national market system, the Committee shall determine the appropriate exchange or system.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Israeli Tax Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

2.16. “Grantee” shall mean a person who receives a grant of Options, Restricted Shares, Shares or other Awards under the Plan, who at the time of grant is an Employee, Office Holder, Director, service provider or Consultant, and any other person or entity which the Board shall decide their services are considered valuable to, the Company or any Affiliated Companies of the Company.

2.17. “ITA” means the Israeli Tax Authorities.

2.18. “Office Holder” shall mean any office holder (“nose misra”) as defined in the Companies Law.

2.19. “Israeli Tax Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.20. “Retirement” shall mean a Grantee’s retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company, or any of its affiliates, in which the Grantee participates.

2.21. “Section 102” shall mean Section 102 of the Israeli Tax Ordinance and any regulations, rules, orders or procedures promulgated thereunder.

2.22. “Shares” shall mean Ordinary Shares, par value of NIS 1.0 each, of the Company.

2.23. “Trustee” shall mean the trustee appointed by the Committee or the Board in accordance with the provisions of the Israeli Tax Ordinance or other applicable law, as the case may be, and approved by the ITA, to hold in trust the respective Options, Restricted Shares and/or Shares, if so appointed, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance.

2.24. “Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Israeli Tax Ordinance and not held in trust by a Trustee.

2.25. “Unapproved 102 Share” means a Share granted pursuant to Section 102(c) of the Israeli Tax Ordinance and not held in trust by a Trustee.

3. ADMINISTRATION.

3.1. To the extent permitted under applicable law, the Plan shall be administered by the Committee. However, in the event that the Board does not designate and empower a committee with the responsibility of administering the Plan, the Plan shall be administered by the Board in its entirety. Furthermore, in the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2. Subject to applicable law, all decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan. No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.3. Subject to the Company’s decision and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own willful misconduct or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

3.4. The Committee shall have the authority in its discretion to administer the Plan and to exercise all power and authority specifically granted to it under the Plan or take any actions necessary or advisable in the administration of the Plan, including, without limitation:

3.4.1. the authority to grant Options, Restricted Shares, Shares or other Awards;

3.4.2. to designate the type of Options (whether 102 Share Options, 3(i) Share Options, or otherwise);

3.4.3. to elect which treatment – capital gains (“honi”) in accordance with the provisions of Section 102(b)(2) of the Israeli Tax Ordinance or ordinary income (“pairoti”) in accordance with the provisions of Section 102(b)(1) of the Israeli Tax Ordinance – shall be adopted for the purposes of the Plan under Section 102 of the Israeli Tax Ordinance, provided that should one of such tax treatments be elected for Employees, Directors and Office Holders who are by definition eligible for 102 Share Options, the tax treatments so elected shall be used uniformly for all Employees, Directors and Office

Holders who are by definition eligible for 102 Share Options for the period prescribed by Section 102 of the Israeli Tax Ordinance;

3.4.4. to appoint a Trustee, if the Committee deems it necessary, prudent or advisable;

3.4.5. to determine the Exercise Price of the Shares covered by each Option;

3.4.6. to determine the Fair Market Value of the Shares covered by each Option;

3.4.7. to determine the Grantees to whom, and the time or times at which Awards shall be granted;

3.4.8. to determine the number of Shares to be covered by each Award;

3.4.9. to interpret the Plan;

3.4.10. to prescribe, amend and rescind rules and regulations relating to the Plan;

3.4.11. to determine the terms and provisions of the Option Agreements and Restricted Share Agreement, including without limitations the vesting terms of the Options and Restricted Shares (which need not be identical), and to cancel or suspend Awards, as necessary; and

3.4.12. to make all other determinations or amendments deemed necessary or advisable for the administration of the Plan, including to adjust the terms of the Plan or any Option Agreement or any Restricted Share Agreement so as to reflect (i) changes in applicable Israeli, US or other laws respectively, and (ii) the laws of other jurisdictions within which the Company wishes to grant Awards.

3.5. To the extent not otherwise prohibited or restricted by the laws or regulatory regime effective from time to time of any country in which the Company’s securities are listed or in which Options are granted, the Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of a Grantee with respect to Awards granted to the Grantee prior to the date of such action, without such Grantee’s consent.

4. ELIGIBILITY.

4.1. 102 Share Options and 102 Shares may be granted only to Israeli Employees, (including Israeli Directors and Office Holders) who are not Controlling Shareholders. Other Awards (other than 102 Share Options and 102 Shares) shall be granted to Controlling Shareholders, non Israeli Employees, Consultants and service providers, provided, however, that any member of the Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2. Notwithstanding anything to the contrary in this Plan, Awards granted pursuant to this Plan to any person serving as an Office Holder or any other party whose grant of an Award requires under the Companies Law additional corporate approvals by the Company shall be approved in the manner prescribed for under the Companies Law or any successor act or regulation, as in effect from time to time.

5. SHARES.

5.1. The maximum number of Shares reserved for the grant of Awards under the Plan shall be the aggregate number of un-granted Shares as of the date on which this Plan is adopted by the Board, reserved for issuance under the Company’s 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan or 1999 Stock Option and Incentive Plan (the “Previous Plans”), and the un-granted Shares as of the date of each grant, reserved for issuance under the Company’s 2005 International Share Option and Restricted Share Plan (the “International Plan”). Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company. Any of such Shares which may remain unissued and which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

5.2. If any outstanding Award under the Plan or any award, share or option award under the Company’s Previous Plans or any award share or option award under the Company’s International Plan (collectively “Other Awards”) should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Shares subject to the unexercised, canceled or terminated portion of such Award or Other Awards shall (unless the Plan shall have been terminated) become available for subsequent grants of Awards under the Plan provided, however, that the cumulative number of such shares that may be so issued under the Plan will not exceed 1,410,331 shares.

6. TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Option Agreement”), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement. For purposes of interpreting this Section 6, a Director’s service as a member of the Board or the services of an Office Holder, as the case may be, shall be deemed to be employment with the Company.

6.1. Number of Shares. Each Option Agreement shall state the number of Shares to which the Option relates.

6.2. Type of Award. Each Option Agreement shall specifically state the type of Award granted thereunder and whether it constitutes a 102 Share Option, 3(i) Share Option, Restricted Shares or otherwise, and in the event that it constitutes a 102 Share Option, the Option Agreement shall also state whether it was granted as an Approved 102 Option pursuant to capital gains treatment or income treatment or whether it was granted as Unapproved 102 Options.

6.3. Exercise Price. Each Option Agreement shall state the Exercise Price,. The Exercise Price shall also be subject to adjustment as provided in Section 11 hereof.

6.4. Manner of Exercise. Option shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this plan. An Option may be exercised, as to any or all whole Shares as to which the Option has become exercisable, by written notice, in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, delivered in person or by mail to the Chief Financial Officer of the Company or its designee, specifying the number of Shares with respect to which the Option is being exercised, along with payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, in cash.

6.5. Exercise Period and Vesting Schedule. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. Unless otherwise resolved by the Committee and stated in the Option Agreement, Options shall vest and become exercisable during a period of four (4) years of continued employment by, or service for, the Company or its Affiliated Companies as follows: twenty-five percent (25%) of the Shares covered by the Option shall vest and become exercisable on the first anniversary of the date on which such Option is granted, and the remainder seventy five percent (75%) shall vest over the following three years in twelve equal quarterly installments. The Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate or otherwise change the time and vesting schedule at which an Option or any portion thereof (whether outstanding or granted) may be exercised. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period will be seven (7) years from the date of the grant of the Option, or such earlier period resulting from termination under Sections 6.6 or 6.7, in each case, unless otherwise determined by the Committee.

6.6. Termination.

6.6.1. Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of, or maintaining a Director, Office Holder, service provider or Consultant relationship with the Company, or an Affiliated Company thereof, and unless the Grantee has remained continuously so employed or in the Director, Office Holder, service provider or Consultant relationship since the Date of Grant of the Option. In the event that the employment or Director, Office Holder, service provider or Consultant relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company shall terminate the Grantee’s employment for Cause (as defined below) (as determined by the Committee), all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation of employment or performance of services, unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is an Affiliated Company, the Grantee’s employment shall also be deemed to be terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be an Affiliated Company.

6.6.2. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable.

6.6.3. For any purpose under this Plan, the Grantee’s employment shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of employment for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

6.6.4. For purposes of this Plan, the term “Cause” shall mean any of the following resulting from an act or omission of Grantee: (a) fraud, embezzlement or felony or similar act; (b) failure to substantially perform duties as an Employee or to abide by the general policies of the Company applicable to all Employees (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (c) an act of moral turpitude, or any similar act, to the extent that such act causes injury to the reputation of the Company; (d) any other act or omission which in the reasonable opinion of the Company could be financially injurious to the Company or injurious to the business reputation of the Company; (e) any act or omission of Grantee which is otherwise defined as “cause” under the Grantees’ employment or service agreement.

6.7. Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or maintaining a Director, Office Holder, service provider or Consultant relationship with, the Company or an Affiliated Company, or within ninety (90) days after the date of termination of such Grantee’s employment or Director, Office Holder, service provider or Consultant relationship (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or Director, Office Holder, service provider or Consultant relationship shall terminate by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise vested and exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee, or by the Grantee’s estate, or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within twelve months after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or Director, Office Holder, service provider or Consultant relationship of a Grantee shall terminate on account of such Grantee’s Retirement, all Options of such Grantee that are vested and exercisable at the time of such

Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within ninety (90) days after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8. Other Provisions. The Option Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan, as the Committee may determine.

7. RESTRICTED SHARES. The Committee may award Restricted Shares to any eligible Employee, Director, Office Holder or Consultant, including under Section 102 of the Israeli Tax Ordinance. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Shares Agreement”), in such form as the Committee shall from time to time approve, which Restricted Shares Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

7.1. Number of Shares & Type. Each Restricted Shares Agreement shall state the number of Restricted Shares to be subject to an Award. With respect to Restricted Shares granted under Section 102, the Restricted Shares Agreement shall also state whether the Restricted Shares were granted as an Approved 102 Shares pursuant to capital gains treatment or income treatment or whether the Restricted Shares were granted as Unapproved 102 Shares.

7.2. Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the Award is granted (the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate including the satisfaction of performance criteria. Such performance criteria may include, without limitation, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for Shares issued pursuant to Restricted Shares Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee until the Grantee will transfer the Shares from trust or sell the Shares whichever is the earlier. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Shares on successive anniversaries of the date of such Award. Notwithstanding anything to the contrary above and in addition thereto, to the extent required by the Israeli Tax Ordinance or the ITA of the State of Israel, the Restricted Shares issued pursuant to Section 102 of the Israeli Tax Ordinance shall be issued to the Trustee and the Restricted Shares shall be held for the benefit of the Grantee for a period of not less than the holding period required under the Israeli Tax Ordinance.

7.3. Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee may also adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

7.4. Forfeiture. Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment or Director, Office Holder, service provider or Consultant relationship with the Company, or any Affiliated Company, shall terminate for any reason prior to the expiration of the Restricted Period of an Award, any Shares remaining subject to restrictions (after taking into account the provisions of Section 7.6) (“Unvested Restricted Shares”) shall thereupon be forfeited by the Grantee and transferred to, and reacquired by, the Company or an Affiliated Company at no cost to the Company or Affiliated Company, subject to all applicable law. Upon consummation of the forfeiture of such Unvested Restricted Shares, the Grantee’s rights with respect to such Shares including inter alia the right to receive dividends with respect to such Shares shall lapse and shall be of no further force and effect. Vested Restricted Shares are not subject to Forfeiture.

7.5. Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Shares, subject to Section 7.2.

7.6. Accelerated Lapse of Restrictions. Upon the occurrence of any of the events listed in Section 11.2 and subject to Section 11.3, all restrictions then outstanding with respect to Restricted Shares awarded hereunder shall automatically expire and be of no further force and effect. The Committee shall have the authority (and the Restricted Share Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the Restricted Shares awarded on such terms and conditions as the Committee shall deem appropriate.

For purposes of interpreting this Section 7, a Director’s service as a member of the Board or the services of an Office Holder, as the case may be, shall be deemed to be employment with the Company.

8. 102 SHARE OPTIONS; 102 SHARES.

8.1. Options and/or Shares granted pursuant to this Section 8 are intended to constitute 102 Share Options or 102 Shares respectively, and subject to Section 102 of the Israeli Tax Ordinance as amended, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options and Shares under a different tax law or regulation, shall apply. The Company may designate Options or Shares granted to Employees, Directors and Office Holders pursuant to Section 102 as Approved 102 Options, Approved 102 Shares, Unapproved 102 Options or Unapproved 102 Shares which may be granted simultaneously. The Company shall indicate in the Notice of Share Option Grant or the Notice of Restricted Shares Award given to each Grantee whether the grant of any particular 102 Share Option or 102 Share is granted as Approved 102 Option or Approved 102 Share pursuant to capital gains (honi) treatment or income (pairoti) treatment or as Unapproved 102 Option/Unapproved 102 Share, pursuant to a decision of the Committee. The Company’s election of the type of Approved 102 Options or Approved 102 Shares as capital gains (honi) treatment or income (pairoti) treatment (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option or Approved 102 Share. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option or Approved 102 Share under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options or Approved 102 Shares. The Election shall obligate the Company to grant only the type of Approved 102 Option or Approved 102 Share it has elected, and shall apply to all Grantees who were granted Approved 102 Options or Approved 102 Shares during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Israeli Tax Ordinance.

8.2. Approved 102 Options and Approved 102 Shares, which shall be granted under the Plan, and/or any Shares allocated or issued upon exercise of such Approved 102 Options, and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allotted or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102, or such other period as may be required by the ITA, during which Approved 102 Shares and Approved 102 Options granted or Shares issued by the Company must be held in Trustee for the benefit of the person to whom they were granted or issued (the “Holding Period”). In case the requirements for Approved 102 Options and Approved 102 Shares are not met, then the Approved 102 Options or Approved 102 Shares may be treated as Unapproved 102 Options or Unapproved 102 Shares, all in accordance with the provisions of Section 102.

8.3. Notwithstanding anything to the contrary, subject to the provisions of Section 8.6 below, the Trustee may release such Approved 102 Options and Approved 102 Shares and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable tax due pursuant to the Israeli Tax Ordinance or (ii) the Trustee and/or the Company and/or its Affiliated Company withholds any applicable tax due pursuant to the Israeli Tax Ordinance arising from Approved 102 Options/Approved 102 Shares which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

8.4. Notwithstanding anything to the contrary, the Grantee shall not be entitled to receive from the Company and/or the Trustee any Approved 102 Shares or any Shares allotted or issued upon exercise of Approved 102 Options prior to the full payment of the Grantee’s tax liabilities arising from Approved 102 Shares/Approved 102 Options, which were granted to him and/or any Shares allocated or issued upon exercise of such Options. For the avoidance of doubt, neither the Company nor the Trustee shall be required to release any share certificate to the Grantee until all payments required to be made by the Grantee have been fully satisfied.

8.5. Each Approved 102 Option and Approved 102 Share (whether a capital gains treatment or ordinary income treatment, as applicable) shall be subject to the relevant terms of Section 102 and the Israeli Tax Ordinance, which shall be deemed an integral part of the Approved 102 Option and Approved 102 Share and which shall prevail over any term contained in the Plan or Option Agreement or the Restricted Share Agreement not consistent therewith. Any provision of the Israeli Tax Ordinance and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement or the Restricted Share Agreement which are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Grantee. The Grantee granted an Approved 102 Option or Approved 102 Share shall comply with the Israeli Tax Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. Further, the Grantee agrees to execute any and all documents, which the Company and/or its Affiliated Company and/or the Trustee may reasonably determine to be necessary in order to comply with the Israeli Tax Ordinance.

8.6. With respect to any Approved 102 Option and Approved 102 Share, subject to the provisions of Section 102, a Grantee shall not sell or release from trust any Approved 102 Share or any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, it will result in adverse tax ramifications to the Grantee under Section 102, which shall apply to and shall be borne solely by such Grantee.

8.7. In the event a stock dividend is declared on Approved 102 Shares or Shares which derive from Options granted as Approved 102 Option, such dividend shall also be subject to the provisions of this Section 10 and the Holding Period for such dividend shares shall be measured from the commencement of the Holding Period for the Shares with respect to which the dividend was declares.

8.8. If an Option granted as an Approved 102 Option is exercised during the Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee (unless otherwise approved by the Committee). If such an Option is exercised after the Holding Period ends, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Grantee directly, provided that the Grantee first complies with all applicable provisions of the Plan.

8.9. To avoid doubt, the foregoing provisions of this Section 8 relating to Approved 102 Option and Approved 102 Share shall not apply with respect to Unapproved 102 Option and Unapproved 102 Share, which shall, however, be subject to the relevant provisions of Section 102.

8.10. Upon receipt of Approved 102 Option or Approved 102 Share, at the request of the Trustee, Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Approved 102 Share or Approved 102 Option or share granted to him thereunder.

8.11. With respect to Unapproved 102 Option or Unapproved 102 Share, if the Grantee ceases to be employed by the Company or any Affiliated Company, the Grantee shall extend to the Company and/or its Affiliated Company a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102.

9. 3(i) SHARE OPTIONS.

Options granted pursuant to this Section 9 are intended to constitute 3(i) Share Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation.

10. OTHER SHARE-BASED AWARDS. The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 77 hereof) are or may in the future be acquired, or Awards denominated in share units, including units valued on the basis of measures other than market value. The Committee may also grant share appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceeds the Exercise Price thereof. Such other share based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the plan and must be consistent with the purposes of the Plan.

11. EFFECT OF CERTAIN CHANGES.

11.1. General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for Awards, (ii) the number of such Shares covered by outstanding Awards, and (iii) the Exercise Price per Share covered by the Awards, all as determined by the Committee in its sole discretion whose determination in that respect shall be final, binding and conclusive; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Shares subject to an Option.

11.2. Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the share capital of the Company; or (iii) the merger, consolidation, amalgamation or like transaction of the Company with or into another corporation resulting in fifty percent (50%) or more of the outstanding voting power of the Company’s securities being held by parties other than the shareholders of the Company immediately prior to such transaction (all such transactions being herein referred to as a “Merger/Sale”), then, without the Grantee’s consent and action -

11.2.1. The Committee in its sole discretion will use reasonable efforts to cause that any Award then outstanding be assumed or an equivalent Award shall be substituted by such successor corporation (or, in such event that such transaction is effected through a subsidiary, the parent of such successor corporation), under substantially the same terms as the Award, provided that the Committee may determine in its discretion whether an Award has been properly assumed or substituted, and provided further however, that in the event that the consideration to the shareholders of the Company in such Merger/Sale consists, in whole or in part, of cash or any consideration other than shares of the successor corporation, the Committee may determine in its discretion that the Award will be assumed or substituted by an equivalent award exercisable solely into shares of the successor corporation with a value equal to the value of the Shares issuable under the Award with such value to be determined by the Committee, which may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith; and

11.2.2. In such case that such successor corporation or other entity does not agree to assume the Award or to substitute an equivalent Award and, if the Award is an Option (“Option Award”), then the Committee may, in lieu of such assumption or substitution of the Option Award, either (i) provide for the Grantee to have the right to exercise the part of the Option Award which is exercisable as of the closing of such Merger/Sale, under such terms and conditions as the Committee shall determine or such other greater portion of the Option Award (including un-exercisable Awards) as determined by the Committee, or (ii) provide for the cancellation of each outstanding Option Award at the closing of said Merger/Sale, against payment to the Grantee of an amount in cash equal to (a) the fair market value of each Share covered by the Option Award that has vested as of the date of the Merger/Sale, as reflected under the terms of the Merger/Sale and as determined by the Committee, that may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith, minus (b) the Exercise Price of each Share covered by the Option Award that has vested as of the date of the Merger/Sale. Any Option not exercised at the closing of the Merger/Sale shall be cancelled and be of no further force and effect.

11.2.3. Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine in its sole discretion that upon completion of such Merger/Sale, the terms of any Award be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase any other security or asset, or any combination thereof, or that its terms be otherwise amended or modified, as the Committee shall deem in good faith to be appropriate, provided that any such determination shall not adversely effect the rights attached to the Shares.

11.3. Reservation of Rights. Except as expressly provided in this Section 11, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any bonus shares or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company; and any issue by the Company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

12. NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY. All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Shares issued upon an exercise of Options may be freely transferred, subject to applicable laws and the other provisions of this Plan and the Option Agreement and the Restricted Share Agreement. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.

13. APPLICATION OF FUND. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company or any related company thereof or as otherwise determined by the Company.

14. AGREEMENT BY GRANTEE REGARDING TAXES.

14.1. Any tax consequences arising form the grant or exercise of an Option, from the payment for Shares covered thereby, from the release of Shares from the Trustee, from the sale of the Shares or the expiration of the Restricted Period or from any other event or act (of the Company and/or its Affiliated Company, and/or the Trustee and/or the Grantee) (each a “Tax Event”), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliated Company and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliated Company and/or the

Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

14.2. The receipt of these Options or Restricted Shares and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. The description of tax consequences set forth in this Plan does not purport to be complete. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS/SHARES.

14.3. Each Grantee shall notify the Company in writing within ten (10) days after the date such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the value of Shares or Awards granted or received hereunder, and each Grantee agrees to any settlement, closing or other similar agreement in connection with the foregoing. Upon request, a Grantee shall provide to the Company any information or document relating to any event described in the preceding sentence, which the Company (in its sole discretion) requires in order to calculate and substantiate any change in the Company’s tax liability as a result of such event

15. RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS. Subject to Section 7.5, a Grantee or a transferee of an Award in accordance with Section 1212 shall have no rights as a shareholder with respect to any Shares covered by the Award until the date of the issuance of a share certificate to him for such Shares, or, in the case of 102 Share Options (if such Share Options are being held by a Trustee), until the date of the issuance of a share certificate to the Trustee for his benefit. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section 11.111.1 hereof. The Company may restrict or otherwise regulate the rights to transfer or dispose of any shares covered by an Award (including, without limitation, any limitations set forth herein, in the Option Agreement and in the Company’s Articles of Association, as in effect from time to time, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102).

16. The Trustee shall not use the voting rights vested in any shares held by the Trustee and shall not exercise said right in any way whatsoever, except in cases when, at his discretion and after consulting with the Committee, the Trustee believes that the said rights should be exercised for the protection of the optionees as a minority among the Company shareholders.

17. NO RIGHTS TO EMPLOYMENT. Nothing in the Plan or in any Award granted, Option Agreement or Restricted Share Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or in a Consultant, Director, Office Holder or service provider relationship with, the Company or any Affiliated Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Affiliated Company to terminate such Grantee’s employment. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or in a Consultant, service provider, Office Holder or Director relationship with, the Company or any Affiliated Company.

18. NO REPRESENTATION BY COMPANY. By approving the Awards, the Company shall not, and shall not be deemed as, granting any representation or warrants to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

19. APPROVAL.

19.1. The Plan shall take effect upon its adoption by the Board (the: “Effective Date”) and shall terminate on the tenth anniversary of such date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable share exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the applicable law.

19.2. Without derogating from section 19.1 above, and in addition thereto, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date of the Plan. All and any grants of Options to Grantees under the Plan as of the Effective Date shall be subject to the said shareholders approval.

20. PERIOD DURING WHICH AWARDS MAY BE GRANTED. Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date the Plan is adopted by the Board. Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 6.6 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within seven (7) years after the date on which the Option was granted, as set forth in the Notice of Grant in the Grantee’s Option Agreement (or any other period set forth in the instrument granting such Option pursuant to Section 6), such Option, or such part thereof, and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held in trust, the Grantee shall elect whether to release such Shares form trust or sell the Shares, thereby realizing a tax event, and upon such release or sale such trust shall expire.

21. AMENDMENT AND TERMINATION OF THE PLAN. The Plan shall expire on the date, which is ten (10) years from the date of its adoption by the Board (except as to Options outstanding on the expiration date). The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. Except as provided in Section 11.1 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the Grantee is obtained.

Notwithstanding anything to the contrary above and in addition thereto, the Board may also, but need not, require that the Company’s shareholders approve any other amendments to this Plan. Without derogating from the above, no amendment of this Plan shall be effective unless approved by the shareholders of the Company within twelve (12) months before or after the adoption of the amendment by the Board if such approval is required, including but not limited to, any amendment that will:

increase the number of Shares reserved under the Plan, except as provided in Section 5 of the Plan; or

22. NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board, nor the submission of the Plan to shareholders of the Company for approval (to the extent required under applicable law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive, or other compensation arrangements, of whatever nature, as the Board may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company, or any Affiliated Company, now has lawfully put into effect, including, without limitation, any retirement, pension, savings and share purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

23. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, provided however that the tax treatment and the tax rules and regulations applying to the grant of Options to Grantees in any specific jurisdiction shall be the local tax laws of such jurisdiction. The competent courts of Tel Aviv Israel shall have sole jurisdiction in any matters pertaining to the Plan.

No Awards shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of all laws in Israel and any other jurisdiction in which Awards may be granted under the Plan and until all applicable listing requirements of any stock exchange or authority on which Shares are then listed for trading is fulfilled.

24. MARKET STAND-OFF. If so requested by the Company or any representative of the underwriters (the “Managing Underwriter”) in connection with any registration of the offering of any securities of the Company under the securities laws of any jurisdiction, the Grantee shall not sell or otherwise transfer any Shares or other securities of the Company during a 180-day period or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company (the “Market Standoff Period”) following the effective date of registration statement of the Company filed under such securities laws. The Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

25. RULES PARTICULAR TO SPECIFIC COUNTRIES. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Options issued to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Options issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board.

26. MISCELLANEOUS.

26.1. Each Award under the Plan may contain such other terms and conditions not inconsistent with the Plan (unless permitted hereunder), as may be determined by the Committee, in its sole discretion. If any provision of the Plan, any Options Agreement or any Restricted Share Agreement, shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

26.2. With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, as the context requires. The use of captions in this Plan or any Options Agreement or Restricted Share Agreement is for the convenience of reference only, and shall not affect the meaning of any provision of the Plan or such agreement.

*      *      *

PROXY	PROXY

VIRYANET LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

VIRYANET LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2005

The undersigned, a holder of ordinary shares, par value NIS 1.0 per share (“Ordinary Shares”), of ViryaNet Ltd. (“ViryaNet” or the “Company”), acting with respect to all Ordinary Shares held by the undersigned, hereby appoints Mr. Samuel I. HaCohen and Albert A. Gabrielli, and each of them, as proxies for the undersigned, with full power of substitution, to vote all Ordinary Shares that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Annual General Meeting of Shareholders (the “Meeting”) of ViryaNet to be held on November 30, 2005, at 10:00 a.m. eastern daylight time, at the principal executive offices of ViryaNet, Inc. located at 2 Willow Street, Southborough, Massachusetts, and at any adjournments, postponements or rescheduling thereof, on the matters set forth on the reverse side. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the Meeting or any adjournments, postponements or rescheduling thereof.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSALS IN ITEMS 1, 2, 3, 4, 5, 6 AND 7.

YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE

AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PROXY	PROXY

Please Sign, Date, Detach and Mail in the Envelope Provided As Soon As Possible

A	☒	Please mark your votes as in this example.

	FOR	AGAINST	ABSTAIN

ITEM 1. TO ELECT THE PANEL OF FIVE (5) DIRECTORS TO THE BOARD OF DIRECTORS OF THE COMPANY.	☐	☐	☐

ITEM 2. TO APPOINT KOST, FORER & GABBAY (A MEMBER OF ERNST & YOUNG INTERNATIONAL) AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2005 FISCAL YEAR.	☐	☐	☐

ITEM 3. TO APPROVE THE COMPENSATION TO BE PAID TO NON-EMPLOYEE DIRECTORS OF THE COMPANY FOR THEIR SERVICE AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF AND FOR PARTICIPATION IN CERTAIN MEETINGS OF THE BOARD OF DIRECTORS AND SUCH COMMITTEES THEREOF.	☐	☐	☐

ITEM 4. TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION BY INCREASING THE AUTHORIZED SHARE CAPITAL OF THE COMPANY BY 5,000,000 ORDINARY SHARES NIS 1.0 PAR VALUE.	☐	☐	☐

ITEM 5. TO AMEND THE COMPANY’S 1999 STOCK OPTION PLAN (THE “PLAN”) BY INCREASING THE NUMBER OF STOCK OPTIONS RESERVED FOR ISSUANCE UNDER THE PLAN BY 150,000.	☐	☐	☐

ITEM 6. TO ADOPT A NEW ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN AND A NEW INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN FOR THE COMPANY (THE “NEW PLANS”).	☐	☐	☐

ITEM 7. SUBJECT TO THE APPROVAL OF THE RESOLUTION SET FORTH IN ITEM (6) ABOVE, TO ISSUE TO THE DIRECTORS OF THE COMPANY RESTRICTED SHARES OF THE COMPANY UNDER THE NEW PLANS SUBJECT TO CERTAIN RESTRICTIONS.	☐	☐	☐

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement.

Signature of Shareholder(s) _______________________    _______________________    Dated _____________, 2005

Note: Please date and sign exactly as the name appears. When signing as attorney, trustee, executor, administrator, guardian, corporate officer, etc., please give full title. If more than one trustee, all should sign. Joint owners must each sign.	I plan to attend the Meeting	☐	I do not plan to attend	☐